CISTERA NETWORKS INC.
                               17304 PRESTON ROAD
                                    SUITE 975
                                DALLAS, TX 75252

                                  April 5, 2007

Roaring Fork Capital SBIC, LP
5350 South Roslyn St., Suite 380
Greenwood Village CO 80111

Dear Gentlemen and Ladies:

         This will confirm our understandings and agreements in connection with the purchase on this date for $1,000,000 by Roaring Fork Capital SBIC, LP ("Roaring Fork") of the Senior Unsecured Convertible Promissory Note (the "Note") and Warrant to Purchase Shares of Common Stock (the "Warrants") of Cistera Networks Inc. (the "Company") pursuant to the Convertible Note Purchase Agreement (the "Purchase Agreement"), the Senior Unsecured Convertible Promissory Note (the "Note"), Registration Rights Agreement and Subscription Agreement. In the event that any of the provisions in this letter agreement conflict with any of the aforesaid documents, the provisions of this letter agreement shall control. The Company represents, warrants, covenants to and agrees with Roaring Fork that:

1. The Company understands that it has an obligation to register for resale shares of the Company's common stock issuable upon conversion of the Notes and the shares of common stock issuable upon exercise of the Warrants issued to Roaring Fork. The Note provides that the Company may prepay the Notes under certain circumstances. The Company will not notify Roaring Fork (or any of its direct or indirect transferees) of its intent to prepay, nor will it prepay the Note to Roaring Fork unless there is then in effect a current registration statement for resale of all of the shares of the common stock underlying the Note made to Roaring Fork enabling Roaring Fork to sell all of such shares pursuant to the registration statement. If the Company sends to Roaring Fork notice of proposed prepayment, Roaring Fork will have a minimum of 30 days from receipt by Roaring Fork of the Company's notice of proposed prepayment in which to convert the Note into the Company's common stock, and Roaring Fork will not be required to convert on an Interest Compounding Date. Any interest accrued will be prorated for the quarterly period of the conversion. Roaring Fork shall be required to provide the Company 5 days written notice of conversion.

2. The reference to the Notes in Section 9.1 of the Purchase Agreement means all of the Notes issued pursuant to the Purchase Agreement to Roaring Fork and the other Purchasers. Accordingly, a default in payment of any Note made to any of the Purchasers will be an Event of Default on the Note made to Roaring Fork.

3. Section 2 of the Warrant provides for redemption of the Warrant at the Company's option under certain circumstances. The Company will not redeem the Warrant held by Roaring Fork (or any of its direct or indirect transferees) unless: (i) there is in effect a current registration statement for the resale



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of all of the shares of common stock underlying the Warrant held by Roaring Fork
(and any of its direct or indirect transferees); and (ii) the daily volume for the 20 consecutive trading days preceding the notice of redemption on the OTCBB or the principal exchange where the common stock is traded is in excess of 100,000 shares.

4. The Company will permit Roaring Fork the right, but not the obligation, beginning on the date hereof and ending three years thereafter, to designate one person to become an observer to the Board and each committee of the Board. The designee will receive notice of each meeting of the Board and each committee of the Board in accordance with the Bylaws of the Company and Nevada law. Any such designee will receive reimbursement for all reasonable costs and expenses incurred in attending meetings of the Board and any committee of the Board held outside the Dallas, Texas metropolitan area. Moreover, to the extent permitted by law, each designee shall be indemnified for the actions of such designee as an observer to, the Board and in the event the Company maintains a liability insurance policy affording coverage for the acts of its officers and directors, to the extent permitted under such policy, Roaring Fork and its designee shall be an insured under such policy. The Company may exclude such designee from attending portions of meetings where, in the opinion of counsel, the designee's presence would destroy the attorney-client privilege.

5. The definition of "Effectiveness Date" in Section 1 in the Registration Rights Agreement as it applies to Roaring Fork is expanded to include the date of November 30, 2007, and November 30, 2007 shall be an "Event Date" in Section 7(d) of the Registration Rights Agreement. Accordingly, if the Registration Statement is not declared effective as to all of the shares that Roaring Fork could acquire pursuant to conversion of the Notes and exercise of the Warrants by November 30, 2007, then liquidated damages will be payable by the Company to Roaring Fork.

6. The Company has completed, signed and delivered to Roaring Fork the SBA Compliance Agreement, and the Company will comply with the provisions thereof.

7. The Company agrees to use the funds received from Roaring Fork in connection with this transaction substantially in accordance with the Use of Proceeds Schedule attached hereto as Schedule A.

8. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company, its business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form S-1 filed with the SEC relating to an issuance and sale by the Company of its common stock and which has not been publicly announced.

9. The Company will timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company pursuant to the Securities Exchange Act of 1934, and if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to Roaring Fork and make publicly available in accordance with Rule 144(c) such information as is required for Roaring Fork to sell the shares held by Roaring Fork and its direct or indirect transferees under Rule 144.



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

         Thank you for your willingness to invest in the Company's securities. Please acknowledge our agreements and understandings by signing below.

                                                     Very truly ours,

                                                     Derek Downs
                                                     Chief Executive Officer


ACKNOWLEDGED:

ROARING FORK CAPITAL SBIC, L.P.

By:      Roaring Fork Capital Management LLC,
         its general partner

         By:
                  --------------------------------------------
                  G. Michael Machens
                  Manager















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                                   SCHEDULE A
                              CISTERA NETWORKS INC.

         The Company's anticipated use of proceeds for approximately the 12-month period ending April 31, 2008_is as follows:

                                        USE                           AMOUNT
---------------------------------------------------------

Channel Sales Manager - West Coast                                $    73,750
Channel Sales Manager - Dallas                                    $    73,750
Inside Sales Manager - Dallas                                     $    50,000
Sales Engineer - Dallas                                           $    50,000
Channel Sales Manager - UK                                        $    76,875
Systems Developer - Nortel                                        $    50,000
Nortel/Sylantro Cert/GSA Cert                                     $    50,000
Channel Sales Tools                                               $    20,000
Marketing Initiatives -                                           $    55,625
Nortel/Sylantro/UK Expansion
VP Federal Sales/Channel Sales - NE                               $   147,500
Sales Engineer - Dallas                                           $    50,000
Q/A Manager - IT                                                  $    50,250
CFO                                                               $   130,000
Accounting System Upgrades                                        $    35,000
CRM/Support Custom Development                                    $    37,250
                                                                  -----------
TOTAL USE OF FUNDS                                                $ 1,000,000